UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement and Issuance of PicoCELA Inc.’s Class A Preferred Shares

On July 14, 2026, PicoCELA Inc., a Japanese joint-stock corporation with limited liability (the “Company”), entered into a Class A Preferred Share Purchase Agreement (the “Purchase Agreement”) with a certain fundamental institutional investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell 20,000,000 Class A preferred shares of the Company (each a “Preferred Share,” and collectively, the “Preferred Shares”) at the price of $0.25, for gross proceeds of $5,000,000 (the “Offering”).

The Company engaged Univest Securities, LLC (“Univest”) as the Company’s placement agent and financial advisor for the Offering, pursuant to an engagement letter between Univest and the Company (the “Engagement Letter”), dated April 7, 2026. Pursuant to the Engagement Letter, the Company agreed to pay Univest a cash fee equal to 7.0% of the gross cash proceeds of the Offering and reimburse up to $150,000 for accountable expenses and up to 1.0% of the actual amount of the Offering for non-accountable expenses. Univest is also entitled to the same compensation set forth above on any equity, debt, or equity derivative instruments sold to any investor actually introduced by Univest to the Company during the engagement period, if such a financing is consummated within 12 months from the closing date of the Offering.

Univest also holds an exclusive right of first refusal (the “ROFR”) for 18 months after the Offering’s closing to serve as the Company’s investment banker on any underwritten or private securities offering, as well as any majority sale, acquisition, or merger transaction.

On July 16, 2026, upon the Company’s receipt of the net proceeds of approximately $4,449,975, after deducting advisory fees and expense payable to Univest and other offering expenses, the Investor obtained 20,000,000 Preferred Shares from the Company pursuant to the Purchase Agreement. The Company intends to use the net cash proceeds from the Offering for (i) the manufacturing cost of mesh wi-fi products, and (ii) the maintenance fee for the Company’s U.S. listing.

The Preferred Shares are convertible at the Investor’s election into one common share of the Company (each, a “Common Share,” and, collectively, the “Common Shares,” and each such Common Share will be represented by one American depositary share (the “ADS”) upon the Investor’s deposit of such Common Share with the depositary and the issuance of such ADS by the depositary) per Preferred Share, subject to customary adjustments for stock splits, reverse stock splits and similar events. If the price of the Common Shares, or the ADS price equivalent, is $0.50 or less for 20 consecutive trading days, each Preferred Share becomes convertible into two Common Shares. Each Preferred Share is entitled to one vote on all matters submitted to shareholders.

The Purchase Agreement provides, among other things, that: (i) the Investor has the right, as a shareholder and subject to applicable Japanese law, to propose the appointment and replacement of directors to the Company’s board of directors (the “Board”); (ii) the Board may not propose an adjustment to the size of the Board without Investor’s prior consent; (iii) the Company and the Board shall not issue any equity, equity derivatives, equity convertible instruments, or equity compensation for directors and employees (the “Japanese Equity Securities”) without the Investor’s prior consent until the Company amends its articles of incorporation to require a shareholders meeting to issue the Japanese Equity Securities; (iv) during the period when the Investor holds more than 50% of the Company’s voting rights (the “Holding Period”), the Company may not, without the Investor’s consent, issue Common Shares, ADSs, preferred shares or other securities; (v) during the Holding Period, the Board is required to elect a director designated by the Investor as a representative director with sole authority to execute agreements on behalf of the Company; and (vi) during the Holding Period, the Company may not, without the Investor’s prior written consent, sell, transfer, assign, license, pledge, encumber, dispose of or otherwise convey any assets, intellectual property, cash or other property worth more than $250,000, except for the ordinary course of operations.

As of July 16, 2026, there were 9,613,805 Common Shares and 20,000,000 Preferred Shares issued and outstanding, representing a total of 29,613,805 voting rights exercisable at a general meeting of shareholders.

The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Rule 506 of Regulation D promulgated under the Securities Act (“Regulation D”). The Investor represented to the Company that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring the securities in the Offering for investment only and not with a view to the resale or distribution of any part thereof in violation of the Securities Act. The securities issued in the Offering were offered without any general solicitation by the Company or its representatives.

The representations, warranties, and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties, and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Purchase Agreement is filed as Exhibit 99.1, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Appointment of the Company’s Directors

Reference is made to the report on Form 6-K dated July 14, 2026, announcing the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) and common stock shareholders meeting held on June 18, 2026. The EGM approved, among others, the election of Mr. Lim Kien Leong and Mr. Jong Han Rey Foo as the Company’s directors who are not members of audit and supervisory committee, subject to (i) the approval of the issuance of Preferred Shares by third-party allotment, which approval was obtained at the EGM, and (ii) the complete payment for the Preferred Shares.

Since the payment of the Preferred Shares was completed on July 16, 2026, the election of Mr. Lim Kien Leong and Mr. Jong Han Rey Foo as the Company’s directors became effective on July 16, 2026.

Mr. Lim Kien Leong, aged 37, is a co-founder and chief executive officer of TranSwap Private Limited (“TranSwap”), a Singaporean company, Mr. Leong was served as the Chief Legal Officer of TranSwap and was responsible for all of the company’s legal and regulatory issues, ensuring the company remained compliant with relevant authorities’ regulations. Lim Kien Leong graduated from the University of Sydney with his Bachelor of Commerce and Bachelor of Laws degrees.

Mr. Jong Han Rey Foo, aged 59, is a partner at KSCGP Juris LLP in Singapore. He was admitted to the Singapore Bar in 1992 and has been practicing law for 24 years. Mr. Foo has been practicing corporate law, and his present areas of practice include conveyancing, corporate law and civil litigation. Mr. Jong Han Rey Foo obtained an LL.B. from the University of Buckingham in 1990 and an LL.M. in Corporate and Commercial Laws from Queen Mary College, University of London in 1991.

There are no family relationships between the two directors and the other director or executive officer of the Company. The election of Mr. Lim Kien Leong and Mr. Jong Han Rey Foo was in connection with the Offering pursuant to the Purchase Agreement.

As of the date of this report, the Board is comprised of six directors, the two of which (Mr. Yoshinari Noguchi and Ms. Mutsuko Oba) satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act.

Forward-Looking Statements

This report on Form 6-K may contain “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This report on Form 6-K also includes express and implied forward-looking statements regarding the Company’s current expectations, estimates, opinions and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as “believes,” “expects,” “endeavors,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “should” and “objective” and the negative and variations of such words and similar words. These statements are made on the basis of current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty or prediction that the Company will achieve or is likely to achieve any particular future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many risks and uncertainties, including risks and uncertainties identified under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 and other information the Company has or may file with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this report on Form 6-K are made as of the date of this report on Form 6-K, and the Company undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
4.1	Class A Preferred Shares Purchase Agreement, dated as of July 14, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: July 27, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chairman, Chief Technology Officer, and Representative Director